UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2018
SECURITIES REGISTERED *
(As of close of fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PHYLLIS YAFFE
Canadian Consulate General
466 Lexington Avenue
20th floor
New York, NY 10017

Copies to:

DEANNA L. KIRKPATRICK Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1
*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 36 of Exhibit 99.1 hereto.

Contents being referenced:

Provincial Purpose Funded Debt Maturity Schedule.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 38 of Exhibit 99.1 hereto.

Contents being referenced:

Consolidated Funded Debt of the New Brunswick Public Sector.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 47 to 51 of Exhibit 99.1 hereto.

Contents being referenced:

Funded debt outstanding as of March 31st, 2018.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2018, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

May 15, 2020	9.75	DU	USD 200,000,000	$ 61,335,000	May 1990
May 1, 2022	8.75	EI	USD 200,000,000	15,067,000	May 1992

 (2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	USD 138,665,000	May 1990
May 1, 2022	8.75	EI	USD 184,933,000	May 1992
June 15, 2018	2.75	HD	USD 750,000,000	June 2011
December 12, 2022	2.50	HY	USD 500,000,000	Dec 2017

 (b)
If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.
A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)
External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 47-51 of Exhibit 99.1 hereto.

Contents being referenced:

Funded debt outstanding as of March 31st, 2018.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 22 to 32 of Exhibit 99.1 hereto.

Contents being referenced:

Beginning at Revenue and Expenditures of the Province to Net Capital Expenditures

7.
(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)
Pages numbered ii to vi consecutively.

(b)
The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2
Province of New Brunswick 2018-2019 Budget (incorporated by reference to exhibit 99.4, 99.5, 99.6 of Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated February 16, 2018.)

99.3
Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2018 Volume 1 Financial Statements (incorporated by reference to Amendment No.5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated August 22, 2018.)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 21st day of December 2018.

Province of New Brunswick
By: /s/ Leonard Lee-White Name: Leonard Lee-White Title: Assistant Deputy Minister Treasury Division Department of Finance

EXHIBIT INDEX

Exhibit Number	Description

99.1	Current Description of the Province of New Brunswick

99.2
Province of New Brunswick 2018-2019 Budget (incorporated by reference to exhibit 99.4, 99.5, 99.6 of Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated February 16, 2018.)

99.3
Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2018 Volume 1 Financial Statements (incorporated by reference to Amendment No.5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated August 22nd, 2018.)